UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934


                            IMMEDIATEK, INC.
 ---------------------------------------------------------------------
                            (Name of Issuer)

                Common Stock, par value $0.001 per share
 ---------------------------------------------------------------------
                   (Title of Class of Securities)


                                45252S 20 7
                ------------------------------------------
                             (CUSIP Number)


                              Mr. Zach Bair
                             Immediatek, Inc.
                   2435 N. Central Expressway, Suite 1200,
                        Richardson, TX  75080
                        Telephone: (214) 712-7336
       ---------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             March 20, 2003
      ---------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 45252S 20 7

------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Zach Bair
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [_]
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3     SEC USE ONLY

------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
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7     SOLE VOTING POWER

      NUMBER OF SHARES         11,629,597
------------------------------------------------------------------------
8     SHARED VOTING POWER

------------------------------------------------------------------------
9     SOLE DISPOSITIVE POWER

------------------------------------------------------------------------
10    SHARED DISPOSITIVE POWER

------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,629,597 shares of common stock
------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [  ]
------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      58.1%
------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.001 per share (the "Issuer Common Stock"), of Immediatek, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is: 2435 N. Central Expressway, Suite 1200, Richardson, TX 75080.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Mr. Zach Bair, an individual (the "Reporting Person"). The Reporting Person's principal occupation is that of President and Chief Executive Officer of Immediatek, Inc. The Reporting Person's business address is: 2435 N. Central Expressway, Suite 1200, Richardson, TX 75080. On March 17, 2003, the Issuer entered into an Asset Purchase Agreement with the Reporting Person to purchase personal assets from Zach Bair to enhance the Issuer's business operations.

The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the U.S.A.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 17, 2003, the Issuer entered into an Asset Purchase Agreement with the Reporting Person to purchase certain strategic assets for the Issuer. The Issuer, pursuant to the Asset Purchase Agreement attached as Exhibit A hereto, granted the Reporting Person 10,823,999 shares of the Issuer's restricted common stock, under the securities transaction exemption afforded by Section 4(2) of the Securities Act of 1933.

                      ---------------------------------

ITEM 4.   PURPOSE OF TRANSACTION.

The Reporting Person does not have any other plans which relate to or would result in any of the items listed herewith (although the Reporting Person reserves the right to develop such plans or proposals). From time to time the Reporting person may acquire additional shares of common stock of the Issuer or dispose of some or all of the shares of the Issuer's common stock that he owns.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person beneficially owns and has the sole power to vote and dispose of 11,629,597 shares of Issuer Common Stock, representing approximately 58.1% of the 20,000,000 shares of Issuer Common Stock outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On March 17, 2003, the Issuer entered into an Asset Purchase Agreement with the Reporting Person to purchase certain strategic assets for the Issuer. These Assets were needed by the Issuer to expand its business operations. The Reporting Person is also the President and Chief Executive Officer of the Issuer.

The Issuer, pursuant to the Asset Sale Agreement as attached as Exhibit A hereto, granted the Reporting Person 10,741,397 shares of the Issuer's restricted common stock, under the securities transaction exemption afforded by Section 4(2) of the Securities Act of 1933. The Reporting Person previously owned 888,200 shares in the Issuer. This brings the Reporting Person's common stock holdings in the Issuer to 11,629,597 shares.

There are no other contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Asset Purchase Agreement between the Issuer and the Reporting Person, dated March 17, 2003.

                               Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



March 20, 2003                    /s/ Zach Bair
                                  ----------------------
                                      Zach Bair

EXHIBIT A
                            ASSET PURCHASE AGREEMENT


         This ASSET PURCHASE AGREEMENT (the "Agreement") is made as of March 17, 2003, by and among Immediatek, Inc., a Nevada corporation (the "Purchaser" or "Immediatek"), and Zach Bair, an individual (the "Seller"),

                                   BACKGROUND

         Immediatek is an "Efficient Solutions Provider," or "ESP" company, located in the Richardson, TX. Immediatek has developed a parallel software development effort in addition to its IT outsourcing solutions with available 24x7 TekNet OnCall technicians, and a guaranteed minimum 2-4 hour response time.

         The Company desires to purchase, and the Seller desires to sell, certain of the assets associated with the Systems utilized by Immediatek.

         The Seller, who is selling these Assets as his individual property is the President of Immediatek, Inc.

         In consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.       Sale and Purchase.

         1.1 Sale and Purchase of Assets. Subject to the terms and conditions set forth in this Agreement, Zach Bair shall sell, convey, assign, transfer and deliver to the Purchaser, or such entity as the Purchaser designates, and the Purchaser shall purchase, acquire and take assignment and delivery of, all of the right, title and interest of Zach Bair in and to all of the assets, properties and rights of any kind owned by Zach Bair used in connection with or related to the Systems, of every type and description, real, personal and mixed, tangible and intangible, wherever located and whether or not reflected on the books and records maintained by Zach Bair, excluding those assets, properties and rights which are specifically excluded pursuant to
Section 1.2 hereof (collectively the "Assets"), free and clear of all mortgages, liens, pledges, security interests, charges, claims, restrictions and encumbrances of any nature whatsoever ("Liens"). The Assets include, without limitation, all of the right, title and interest of the following:

          (1) Pilot-Jobs.com Website & Name, assets include website name/domain name, web application back-end, e-commerce functionality, logo and website, database, proprietary search and framework software, reporting software, navigation interface. (includes pilot-jobs.com domain name) . PilotJobs is the number one rated Pilot-oriented jobsite on the Internet (via search engine results).

          (2) Client database. Includes over 1000 member companies who are looking to hire pilots and who regularly utilize the website.

          (3) Pilot database. Includes over 3500 active aviation resumes, many of whom pay a monthly fee to be included and to search jobs (generates approximately $500 to $1500 per month)

         1.2 Excluded Assets. Notwithstanding any provision of this Agreement to the contrary, the Purchaser shall not acquire and there shall be excluded from the Assets, or Zach Bair 's interest in each of the following (the "Excluded Assets"):

                  (1) any and all rights of Zach Bair to cash received from
                      the conduct of its business prior to the Closing Date (as defined in Section 2 hereof), including all cash on hand or in banks, cash equivalents, accounts receivable ("Accounts Receivable"), marketable and non-marketable securities and other investments and all rights in any funds of any nature wherever maintained;

                  (2) the rights of Zach Bair under this Agreement and the
                      documents and other papers delivered to Zach Bair by the Seller pursuant to this Agreement;

                  (3) the minute book, stock book, tax returns and related
                      papers, employment and personnel records and other books and records of Zach Bair that do not relate to the Systems;

                  (4) all refunds or credits, if any, of taxes due to or from
                      Zach Bair by reason of its ownership of the Assets or operation of its business to the extent attributable to any time period ending prior to the Closing Date;

                  (5) motor vehicles or leases therefor;

                  (8) the names (including without limitation any rights of use)
                      "Zach Bair or any URLS or Internet domain names containing such names or any variation thereof.

         1.3 Assumed Liabilities. Subject to the terms set forth in this Agreement, the Seller hereby assumes and shall pay, perform and discharge when due only the following liabilities and obligations of the assets from Zach Bair (the "Assumed Liabilities"):

                  (1) customer deposits as of the Closing Date set forth in the
                      Working Capital Statement;

                  (2) express warranty obligations of Zach Bair to correct
                      services rendered, or to repair or replace defective products related to the Systems of Zach Bair shipped, prior to Closing Date, but only to the extent that the Seller's costs associated therewith do not exceed the reserve therefor as set forth in the Financials
                      (as defined in Section 3.11 hereof) (provided, however, that to the extent the Seller's costs associated therewith do exceed the reserve therefor, the Purchaser may perform the express warranty work during the life of the warranty and invoice the Seller at the Seller's full absorption cost for such correction, repair or replacement); and

        1.4 No Other Liabilities Assumed.  Except as expressly set forth in
Section 1.3, the Purchaser shall not and does not assume any direct or indirect liability, indebtedness, obligation (including, but not limited to, accounts payable ("Accounts Payable"), tax liability, expense, claim, loss, damage, deficiency, guaranty or endorsement of, related to, or arising out of, in any manner whatsoever, the Assets, Zach Bair or Zach Bair 's personal business, whether absolute or contingent, accrued or unaccrued, due or to become due, liquidated or unliquidated (collectively, the "Unassumed Liabilities").


         1.5 Consideration.

                  (1) In exchange for the Assets and for the covenants not to compete set forth in Section 6 herein (the "Non-Competition Covenants"), the Purchaser shall deliver to Zach Bair, 10,741,397 shares of restricted common stock, par value per share $0.001 (the "Shares"), of Immediatek, Inc. ("Purchaser"), a Nevada corporation (the "Base Purchase Price"). The Assets have been valued at par value.

                  (2) Delivery of Consideration.

                           (i) At the Closing (as defined in Section 2 hereof),
                  Immediatek shall deliver to Zach Bair, 10,741,397 shares of its restricted common stock,

                           (ii) The Seller, upon receipt of the shares, will
                  deliver the assets described in Section 1.1 above. The Purchaser will take a physical inventory to determine the Inventory as of the Closing Date.

         1.6 Allocation of the Purchase Price. The Base Purchase Price shall be allocated among the Assets as mutually agreed to by the Seller and the Purchaser in accordance with the respective fair market values of the Assets pursuant to Section 1060 of the Code and the regulations adopted thereunder (the "Purchase Price Allocation"). Neither the Seller nor the Purchaser will take a position on any income tax return, before any governmental agency charged with the collection of any income tax, or in any judicial proceeding that is in any way inconsistent with the terms of this Section 1.6, and Zach Bair and the Purchaser shall file Form 8594 with the U.S. Internal Revenue Service in a manner consistent with the Purchase Price Allocation.

2. Closing. The closing of the purchase and sale of the Assets (the "Closing") shall take place simultaneously with the execution of this Agreement. The date on which the Closing occurs shall be called the "Closing Date." The Closing shall be consummated by facsimile transmission. On the Closing Date, subject to the terms and conditions herein contained, the following shall occur:

         2.1 Deliveries by Zach Bair at the Closing. On the Closing Date, Zach Bair shall deliver, or cause to be delivered, to the Purchaser:

                  (1) a Bill of Sale and Assignment, dated as of the date hereof and in a form satisfactory to the Purchaser, duly executed by Zach Bair (the "Bill of Sale Agreement");

                  (3) a Trademark Assignment, a Copyright Assignment, a Patent Assignment and a Domain Name Assignment, as applicable, for such registered trademarks, copyrights, patents and URL's included as are in the Assets (the "Intellectual Property Conveyance Documents"); and

                  (4) such other documentation reasonably requested by the Purchaser, in a form reasonably satisfactory to the Purchaser and its counsel, as shall be necessary and effective to transfer and assign to, and vest in, the Purchaser all of Zach Bair's right, title and interest in and to the Assets, and simultaneously with such delivery, all steps will be taken as may be required to put the Purchaser in actual possession and operating control of the Assets.

         2.2 Deliveries by the Purchaser at the Closing. On the Closing Date or as otherwise provided herein, the Purchaser shall deliver, or cause to be delivered to ZACH BAIR(except as noted below):

                  (1) the Purchase Price, the Shares to be evidenced by an irrevocable instruction to Immediatek's transfer agent to deliver the certificates for the Shares to Zach Bair promptly after the Closing; and

3. Representations and Warranties of the Seller. Zach Bair represents, warrants and covenants to the Purchaser as follows:

         3.1 Organization. Zach Bair is an individual, who resides in the State of Texas and has all requisite power and authority to own, lease, and operate its properties and to carry on his personal business as it is now being conducted.

         3.2 Power and Authority.

                  (1) Zach Bair has the full right, power, lawful authority and legal capacity to execute and deliver this Agreement, and the Intellectual Property Documents and to consummate and perform the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action required on the part of the Seller, and no other corporate proceedings on the part of Zach Bair is necessary to authorize this Agreement or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and any other agreements, documents and instruments required to be delivered by Zach Bair in accordance with the provisions hereof have been duly executed and delivered by or on behalf of the Seller and constitute the legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with his respective terms, except as enforceability may be limited by laws of general application relating to bankruptcy, reorganization, moratorium, insolvency and debtors' relief and similar laws affecting the enforcement of creditors' rights, and by general principles of equity.

                  (2) Zach Bair has full legal capacity, right, power and authority to execute and deliver this Agreement and to perform all transactions contemplated hereby. This Agreement has been, and any other agreements, documents and instruments required to be delivered by Zach Bair in accordance with the provisions hereof have been duly executed and delivered by or on behalf of Zach Bair and constitute the legal, valid and binding obligations of Zach Bair, enforceable against Zach Bair in accordance with his respective terms, except as enforceability may be limited by laws of general application relating to bankruptcy, reorganization, moratorium, insolvency and debtors' relief and similar laws affecting the enforcement of creditors' rights, and by general principles of equity.

         3.3 Conflicts; Consents. Neither the execution and delivery of this Agreement by the Seller nor the consummation and performance of the transactions contemplated hereby and thereby (i) conflict with or result in the breach or violation of any provision of the Articles of Incorporation or bylaws of Paul Marin, (ii) conflict with or violate any agreement to which Zach Bair is a party or by which Zach Bair is bound or any federal, state, local or other governmental law or ordinance, (iii) require the authorization, approval, consent or permit of, or any notice to or filing with or declaration to, any third party (including, without limitation, any governmental or regulatory authority), or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Zach Bair or any of its assets, including the Assets.

         3.4 Contracts. Zach Bair is not party to any contracts, agreements or commitments in connection with the Systems or the Assets itemized on and included as SCHEDULE 1.1(2), This Agreement and other agreement entered to by Zach Bair with regards to the Assets are valid and binding obligation in full force and effect in accordance with its respective terms with respect to Zach Bair and is a valid and binding obligation in full force and effect in accordance with its respective terms with respect to any other party thereto, except as enforceability may be limited by laws of general application relating to bankruptcy, reorganization, moratorium, insolvency, fraudulent conveyance and debtors' relief and similar laws affecting the enforcement of creditors' rights, and by general principles of equity. Zach Bair is not in default under any of the Contracts and, to the knowledge of Zach Bair ("Zach Bair's Knowledge"), no other party is in material default under any of the Contracts.

         3.5 Legal Proceedings; Compliance with Law. There are no disputes, claims, actions, suits or proceedings, arbitrations or investigations pending or, to Zach Bair's knowledge, threatened against or affecting the Systems or the Assets. There is no state of facts that might reasonably form the basis of any claim, liability or litigation against the Seller affecting the Systems or the Assets. The development of the Systems by Zach Bair, and Zach Bair's use thereof, are in compliance with all applicable federal, state, local or other governmental laws, ordinances, codes, rules and regulations. Zach Bair owns or possesses all franchises, licenses, permits, consents, approvals, rights, waivers and other authorizations, governmental or otherwise, which are necessary for Zach Bair to develop and use the Systems as now used; Zach Bair is not in default, nor has Zach Bair received any notice of any claim or default thereunder, or any notice of any other claim or proceeding or threatened proceeding relating thereto; and neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby will require any notice or consent thereunder.

         3.6 Intellectual Property. SCHEDULE 1.1(1) contains a true, correct and complete list of all Intellectual Property used by Zach Bair in connection with
the Systems.   Zach Bair owns or licenses pursuant to the License Agreements all of the Intellectual Property, (this includes its websites and URL's) used or held for use by Zach Bair in connection with the Systems (the "Intellectual Property"), free and clear of any Lien, and no other person or entity has any proprietary, financial or other interest, direct or indirect, in whole or in part, in any of the Seller's Intellectual Property. Zach Bair's
Intellectual Property and Zach Bair's use thereof do not infringe upon or unlawfully or wrongfully use any Intellectual Property owned or claimed by any other person or entity, or otherwise use any material that defames, slanders, libels or violates any right of publicity, right of privacy or other proprietary right of any other person or entity, and Zach Bair has not received notice of any claim or threatened claim to the contrary. All rights of Zach Bair in and to its Intellectual Property are fully valid and enforceable, and Zach Bair has not received notice of any claim or threatened claim to the contrary. To the Zach Bair 's knowledge, Zach Bair's Intellectual Property is not being infringed upon or unlawfully or wrongfully used by any other person or entity. Zach Bair has not provided any other person or entity with notice of any claim or threatened claim to the contrary. Zach Bair has taken all reasonable and appropriate steps to protect, maintain and defend its rights in and to Zach Bair's Intellectual Property and, where applicable, to preserve the confidentiality Zach Bair's Intellectual Property.


         3.7 Operational Elements. Zach Bair's Intellectual Property includes any and all rights (whether by ownership or license under the License Agreements) for software programs, modules, routines, data, text or graphic files, source or object codes and other components of the Systems and such operational elements include all written or electronic documentation applicable thereto.

         3.8 Permits. All Business Permits are in full force and effect and in good standing. Zach Bair has not received notice of any claim of revocation of any Business Permits and, to Zach Bair's knowledge, there are no events that might give rise to such a claim.

         3.9 Taxes.

                  (1) All federal, state, local and foreign tax returns, reports, statements and other similar filings required to be filed by Paul
Marin with respect to any federal, state, local or foreign taxes, assessments, fees and other governmental charges or impositions (including without limitation all income tax, social security, payroll, sales and use, excise, privilege, property, ad valorem, franchise, license, school, and any other tax or similar governmental charge or imposition under the laws of the United States or any state or municipal or political subdivision thereof ) (the "Tax Returns") have been timely filed with the appropriate governmental agencies in all jurisdictions in which such Tax Returns are required to be filed, and all such

Tax Returns properly reflect the liabilities of Zach Bair for taxes for the periods, property or events covered thereby. All taxes required to be paid, or withheld by Zach Bair and any deficiency assessments, penalties and interest have been timely paid or withheld. Zach Bair has not received any notice of assessment or proposed assessments in connection with any Tax Returns and, to Zach Bair 's knowledge, there are not any pending tax examinations of or tax claims asserted against Zach Bair or any of its assets or properties.

                  (2) All federal, state or local income, profit, franchise or other taxes, fees, assessments or charges whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, for any period or portion thereof ending on or before the Closing Date, (i) due as of the Closing Date have been fully paid by Zach Bair or (ii) due after the Closing Date shall be fully paid by Zach Bair after the Closing Date.

         3.10 Transactions with Affiliates. Neither Zach Bair nor any affiliate of Zach Bair nor any member of Zach Bair 's family, owns or has a controlling ownership interest in these assets or other entity that is a party to any agreement, commitment or other arrangement with Zach Bair in connection with the Systems.

         3.11 Financial Statements. Zach Bair has provided Immediatek with complete and correct copies of financial statements with regards to these assets.

         3.12 Undisclosed Liabilities. Zach Bair, with respect to his Assets and the Systems, is not liable for or subject to, and, to Zach Bair 's knowledge, there is no basis for assertion against it with respect to his Assets and the Systems, any liabilities that are not adequately reflected, reserved against or given effect to in the Financial Statements.

         3.13 Absence of Certain Changes or Events. With respect to the Systems, and the Assets of Zach Bair, since December 31, 2002, there has not been: (i) any Material Adverse Effect, (ii) any damage, destruction or casualty loss, whether or not covered by insurance, (iii) any agreement, commitment or transaction entered into by the Seller that is material to the ownership or operation of the Assets, and (iv) any sale or disposition of any fixed assets. For purposes of this Agreement, "Material Adverse Affect" shall mean any change (or changes taken together) in, or effect on, the Assets, the Systems or the business of the Seller that is materially adverse to the operations or condition (financial or otherwise) of the Assets, the Systems or the business of the Seller taken as a whole.

         3.14 Inventory. The Inventory (i) was acquired and has been maintained in accordance with the regular business practices of Zach Bair, (ii) subject to the reserves on the books of Zach Bair, which have been disclosed to the Purchaser, consists of new and unused items of a quality and quantity useable or saleable in the ordinary course of business consistent with past practice, (iii) is owned by Zach Bair free and clear of all Liens, (iv) subject to the reserves on the books of Zach Bair, which have been disclosed to the Purchaser, and (v) subject to the reserves on the books of Zach Bair, is not obsolete, unusable, damaged, slow moving or unsaleable in the ordinary course of business.

         3.15 Insurance. All policies of fire, liability, workers' compensation and other forms of insurance owned or held by Zach Bair and insuring the Assets or the Systems are in full force and effect, all premiums with respect thereto covering all periods up to and including the date hereof, if due, have been paid in full and no notice of cancellation or termination has been received with respect to any such policy.

         3.16 Environmental Matters:

                  (1) Zach Bair holds and is, and has been, in compliance with all permits, certificates, licenses and governmental approvals, consents and authorizations required under applicable environmental laws for Zach Bair to own and operate the Assets and the Systems ("Environmental Permits");

                  (2) Zach Bair is in compliance with applicable environmental laws;

                  (3) Zach Bair has not been notified by any governmental authority or third party of any pending or threatened claim under any environmental law against Zach Bair in connection with the Assets or the Systems and, to Zach Bair 's knowledge, there is no event, condition or circumstance which could give rise to any claim under any environmental law;

                  (4) Zach Bair has not been notified by any governmental authority or any third party that Zach Bair in connection with its business, the Assets or the Systems may be a potentially responsible party for environmental contamination or any release or remediation of hazardous substances and, to Zach Bair's knowledge, there is no event, condition or circumstance which could give rise to such potential responsibility;

                  (5) Zach Bair has not in connection with its business entered into or agreed to any settlement agreement, consent decree or order with respect to or affecting the Assets or the Systems relating to compliance with any environmental law or to investigation, remediation or cleanup of hazardous substances under any environmental law;

                  (6) there are no aboveground or underground storage tanks, lagoons, pits or surface impoundments located on, in or under any properties currently or formerly owned, operated or leased by Zach Bair in connection with its business or any predecessor of Zach Bair;

                  (7) no releases of hazardous substances have occurred at, from, in, on, to or under any property currently or formerly owned, operated or leased by Zach Bair in connection with its business, the Assets or the Systems or any predecessor of ZACH BAIR, and no hazardous substances are present in, on or about or are migrating to or from any such property that could give rise to a claim under environmental laws by a governmental authority or third party against ZACH BAIR, its business, the Assets or the Systems;

                  (8) Zach Bair has not in connection with his Assets or the Systems nor has any predecessor of Zach Bair transported, treated, stored, handled or disposed of nor arranged for the treatment, storage, handling, disposal or transportation of any hazardous substance to any location that could result in a claim under environmental laws by a governmental authority or third party against Zach Bair, its business, the Assets or the Systems; and

                  (9) there have been no environmental investigations, studies, audits or tests conducted by, on behalf of or which are in the possession of Zach Bair with respect to any property currently or formerly owned, leased or operated by Zach Bair in connection with its business, the Assets or the Systems which have not been delivered to the Purchaser prior to execution of this Agreement.

         3.17 Tangible Personal Property. All Tangible Personal Property is in good operating condition and repair (ordinary wear and tear excepted) in all material respects and is useable in the ordinary course of Zach Bair 's business consistent with past practice. Except for items subject to the License Agreement, the Personal Property Leases and the Real Property Lease, no person other than Zach Bair owns this equipment.

         3.18 Litigation; Warranty Claims.   There is no claim, action,
proceeding or investigation pending or, to Zach Bair 's knowledge, threatened against Zach Bair with respect the Systems or the Assets, and to Zach Bair 's knowledge, no event has occurred that provides a reasonable basis for a material claim, action, proceeding or investigation against Zach Bair with respect to its business, the Systems or the Assets.

         3.19 Systems. The sale of the Assets to be sold by Zach Bair to the Purchaser pursuant to this Agreement will effectively convey to the Purchaser all of the Systems and all of the tangible and intangible property used by Paul Marin (whether owned, leased or held under license by Zach Bair) in connection with the Assets or Systems. There are no material facilities, services, assets or properties, including any Intellectual Property, shared with any other person, which are used by Zach Bair in connection with the Systems.

         3.20 Shares.

                  (1) Investment Representations. Zach Bair acknowledges and understand that (i) the Shares have not been registered with the Securities and Exchange Commission (the "SEC") or with any state official or agency and is being offered and issued pursuant to an exemption from the registration requirements set forth in the Securities Act of 1933, as amended (the "Securities Act"), and applicable state blue sky or securities laws, and that no governmental agency has recommended or endorsed the Shares or made any finding or determination relating to the fairness of the transaction set forth herein and (ii) Zach Bair is acquiring the Shares issuable to it hereunder for his own account for investment, with no present intention of reselling or otherwise distributing the same, except (x) pursuant to an offering of shares duly registered under the Securities Act or (y) under other circumstances which do not require registration under the Securities Act and applicable state securities laws.

                  (2) Information Related to Immediatek. Zach Bair has received and had an opportunity to review for a reasonable time preceding the Closing Date certain filings made by Immediatek with the SEC under the Securities Exchange Act of 1934 (excluding exhibits, unless requested by Zach
Bair) (the "SEC Filings"). Zach Bair acknowledges that the Purchaser has made available to him the opportunity to ask questions and receive answers concerning the Purchaser and the Shares and to obtain any additional information which the Purchaser possess or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of such additional information and/or the Purchaser's SEC filings. Zach Bair possesses such knowledge and experience in financial and business matters or have been advised by such persons who do possess such knowledge that each is capable of evaluating the merits and risks of the investment in the Shares contemplated by this Agreement.

         3.21 Disclosure. No representations or warranty of Zach Bair contained in this Agreement, and no statement contained in the Schedules attached hereto or in any certificate, list or other writing furnished to the Purchaser pursuant to any provision of this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

4. Representations and Warranties of the Purchaser. The Purchaser represents and warrants to Zach Bair as follows:

         4.1 Selling Individual. The Seller is an individual who is selling his personal assets. The Seller has full power and authority to sell his personal assets and properties.

         4.2 Power and Authority. The Purchaser has the power and authority to execute and deliver the Transaction Agreement(s) and to consummate and perform the transactions contemplated hereby and thereby. The execution and delivery of the Transaction Agreement(s) and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action required on the part of the Purchaser, and no other corporate proceedings on the part of the Purchaser are necessary to authorize the Transaction Agreement(s) or to consummate the transactions contemplated hereby and thereby. The Transaction Agreement(s) have been duly executed and delivered by or on behalf of the Purchaser. The Transaction Agreement(s) constitute the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except as enforceability may be limited by laws of general application relating to bankruptcy, reorganization, moratorium, insolvency and debtors' relief and similar laws affecting the enforcement of creditors' rights, and by general principles of equity.

         4.3 Conflicts; Consents. The execution, delivery and performance of the Transaction Agreement(s) by the Purchaser will not violate or conflict with the organizational documents of the Purchaser.

         4.4 Valid Issuance of the Shares. The Shares when issued and delivered in accordance with the terms of this Agreement for the consideration expressed herein, will be duly and validly issued, fully paid and nonassessable and will be free of restrictions on transfer, other than restrictions on transfer under this Agreement and under applicable state and federal securities laws.

         4.5 Purchaser's SEC Filings. The Purchaser's SEC Filings were complete and accurate in all material respects as of the date of the filings and there were no material misstatements therein as of such dates.

         4.6 Material Changes. There has not been, since September 30, 2002, any material adverse change in the financial condition or in the results of operations, business or properties of Parent.

5.       Other Agreements.

         5.1 Assignment of Contracts. If any required consent to the assignment of any of the Contracts is not obtained or if an attempted assignment thereof would be ineffective, Zach Bair shall cooperate with the Purchaser to provide the Purchaser with the benefits and obligations thereunder in accordance with such agreement until such consent or effective assignment can be obtained or until a replacement contract is in place. To the extent the assignment of any of the Contracts is not obtained, Zach Bair shall, to the extent legally permissible without risk of penalty or loss to Zach Bair, terminate such contract at the request of the Purchaser.

         5.2 Transition of the Assets; Audit of Financial Statements. Paul Marin and the Purchaser shall use commercially reasonable efforts to cooperate in an orderly transfer of the Assets to the Purchaser. Zach Bair will cooperate with the Purchaser and its accountants in connection with an audit of the financial statements of Zach Bair at December 31, 2002 and for up to a two year period then ended and provide to the auditor such information and customary management representation letters as the auditor may reasonably request in connection with such audit.

         5.3 Access to Facilities. On a week to week basis following the Closing Date, Zach Bair shall permit the Purchaser to have access to and use of the premises used by Zach Bair located at 5201 Belle Chasse Lane, Frisco, Texas 75035 for the purposes of completing any production work and/or transferring production to the Purchaser's facilities.

         5.4 Legends. Zach Bair acknowledges that the following legend may be placed by Immediatek upon the certificates representing the Shares delivered to Zach Bair hereunder:

         THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 BUT HAVE BEEN ACQUIRED FOR INVESTMENT BY THE REGISTERED OWNER. NO SALE, PLEDGE OR OTHER TRANSFER MAY BE MADE UNLESS THE ISSUER IS FURNISHED WITH AN OPINION OF COUNSEL FOR THE SHAREHOLDER IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER THAT SUCH SALE IS IN COMPLIANCE WITH THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS.

         5.5 Further Assurances. From and after the Closing, Zach Bair agrees to execute and deliver such further documents and instruments and to do such other acts and things as may reasonably be requested of such party in order to effectuate the transactions contemplated by this Agreement.

         5.6 Operation of the Seller.

                  (1) Following the Closing Date, Zach Bair shall pay all Accounts Payable and its other creditors in existence as of the Closing Date on a timely basis, but in no event, later than the day such Accounts Payable or other amounts are due.

                  (2) At the request of Zach Bair, the Purchaser shall use commercially reasonable efforts to cooperate in the collection of Zach Bair 's Accounts Receivables.

                  (3) Zach Bair shall not commence any legal action, of any form whatsoever, against any customers of its business (as of the Closing Date or within the last 2 years prior to the Closing Date) without the Purchaser's prior written consent, which consent shall not be unreasonably withheld.

         5.7 Website Operations.  Following the Closing, operation of the
Zach Bair 's website will transfer to the Purchaser, and Zach Bair 's website will be modified so as to direct all persons accessing Zach Bair 's website to the Purchaser's website.

6. Non-Competition and Confidentiality. During the period beginning on the Closing Date and for sixty (60) months thereafter (the "Non-Competition Period") and in the Geographic Area (as defined below) Zach Bair agrees not to in any capacity, engage or have a financial interest in any Competing Business (as defined below) or provide managerial, supervisory, administrative, financial or consulting services relating to the business of any Competing Business, including making available any information or funding to any such Competing Business; provided that the foregoing restrictions shall not restrict Paul
Marin from owning up to five percent (5%) of any entity whose equity securities are traded on Nasdaq or other public trading market. If a court determines that the foregoing restrictions are too broad or otherwise unreasonable under applicable law, including with respect to time or space, the court is hereby requested and authorized by the parties to revise the foregoing restrictions to include the maximum restrictions allowable under applicable law. Each of the Zach Bair acknowledges, however, that the parties have negotiated this Section 6 and that the time limitations, the limitation on activities and the geographic limitations are reasonable in light of the circumstances pertaining to the Seller, the Systems and this transaction.

Zach Bair recognizes and acknowledges that by reason of involvement he has had access to Trade Secrets (as defined below) relating to the Systems. Zach Bair acknowledges that such Trade Secrets are a valuable and unique asset and agree to take all reasonable measures to preserve the confidentiality of the Trade Secrets and covenant that they will not knowingly allow the disclosure of any such Trade Secrets to any person for any reason whatsoever, unless such information is in the public domain through no wrongful act of Zach Bair or such disclosure is required by law. For purposes of this Agreement, "Trade Secrets" means all know-how, trade secrets, confidential information, subscriber and visitor lists, business and product plans, hardware and software designs and code, product specifications and documentation, technical information, data, process technology, plans, drawings, and blue prints, owned, used or licensed (as licensor or licensee) by Zach Bair.

In the event of any breach or threatened breach by Zach Bair of any provision of this Section 6, the Purchaser shall be entitled to injunctive or other equitable relief, restraining such party from engaging in conduct that would constitute a breach of the obligations of Zach Bair under this Section. Such relief shall be in addition to and not in lieu of any other remedies that may be available, including an action for the recovery of damages.

7.       Indemnification.

         7.1 Survival. All of the representations, warranties, covenants and obligations contained in this Agreement or in any instrument or document delivered pursuant to this Agreement shall survive the execution of this Agreement and the Closing.

         7.2 Indemnification by Zach Bair. Zach Bair shall jointly and severally reimburse and indemnify and hold Purchaser and its officers, directors, employees, affiliates and agents (collectively, the "Purchaser Parties") harmless against and in respect of any and all damage, loss, liability, deficiency, settlement payments, costs, levies, expenses or obligations, whether or not the result of a third party claim (collectively, "Damages"), in connection with, resulting from or relating to:

                  (1) any and all Unassumed Liabilities;

                  (2) any misrepresentation, breach of representation or warranty or nonfulfillment of any covenant or agreement on the part of Paul Marin under this Agreement;

                  (3) any claim that any Intellectual Property used in the Systems constitutes an infringement of any intellectual property right of any third party;

                  (4) noncompliance with the provisions of the bulk sales law of any state that may be applicable to the transactions contemplated hereby;

                  (5) any and all actions, suits, claims, allegations, proceedings, investigations, audits, demands, assessments, fines, judgments, settlements, levies, costs and other expenses (including without limitation reasonable audit and legal fees) incident to any of the foregoing or the enforcement of this Section 7.2.

         7.3 Indemnification by the Purchaser. The Purchaser shall reimburse and indemnify and hold Zach Bair ("Zach Bair Parties") harmless against and in respect of any Damages in connection with, resulting from or relating to:

                  (1) any and all Assumed Liabilities (except for those liabilities and obligations for which Zach Bair is required to indemnify the Purchaser under Section 7.2);

                  (2) any misrepresentation, breach of representation or warranty or nonfulfillment of any covenant or agreement on the part of the Purchaser under this Agreement; and

                  (3) any and all actions, suits, claims, allegations, proceedings, investigations, audits, demands, assessments, fines, judgments, settlements, levies, costs and other expenses (including without limitation reasonable audit and legal fees) incident to the foregoing or the enforcement of this Section 7.3.

7.4      Procedure for Indemnification.

                  (1) Third Party Claims. If any claim is made against a party (an "Indemnified Party") that, if sustained, would give rise to a liability of another party (the "Indemnifying Party") under this Agreement (a "Third Party Claim"), the Indemnified Party shall promptly, and in any case within ten (10) business days of its receipt of notice of such Third Party Claim, cause notice of the Third Party Claim to be delivered to the Indemnifying Party along with all of the facts, information or materials relating to such claim of which the Indemnified Party is aware (the "Claim Notice"), provided however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure.

                  (i) The Indemnifying Party shall have ten (10) calendar days after delivery thereof to elect, in writing to the Indemnified Party, to defend or settle the Third Party Claim, at its own expense. Until written notice electing to defend or settle any Third Party Claim, the Indemnified Party may take, at the expense of the Indemnifying Party, any action it reasonably believes necessary to preserve its rights with respect to such Third Party Claim. If the Indemnifying Party does not assume the defense of any claim, then the Indemnified Party may defend against such Third Party Claim in such manner as it deems appropriate at the expense of the Indemnifying Party.

                  (ii) If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Party, which counsel must be reasonably satisfactory to the Indemnified Party, provided that all Indemnifying Parties with respect to such Third Party Claim jointly acknowledge to the Indemnified Party its right to indemnity pursuant hereto in respect of the entirety of such claim and provide assurances reasonably satisfactory to the Indemnified Party that the Indemnifying Parties will be financially able to satisfy such claim in full if it is decided adversely. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof (except as hereinafter provided), but shall continue to pay for any expenses of investigation or any Damage suffered. If the

         Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense (except as hereinafter provided), separate from the counsel employed by the Indemnifying Party. Notwithstanding the foregoing, if (a) the Indemnifying Party shall not assume the defense of a Third Party Claim with counsel reasonably satisfactory to the Indemnified Party within ten (10) business days of any Claim Notice, or (b) legal counsel for the Indemnified Party notifies the Indemnifying Party that there are or may be legal defenses available to the Indemnified Party or to other Indemnified Parties which are different from or additional to those available to the Indemnifying Party, which, if the Indemnified Party and the Indemnifying Party were to be represented by the same counsel, would constitute a conflict of interest for such counsel or prejudice prosecution of the defenses available to such Indemnified Party, or (c) if the Indemnifying Party shall assume the defense of a Third Party Claim and fails to diligently and vigorously prosecute such defense in a timely manner after due notice, then in each such case the Indemnified Party, by notice to the Indemnifying Party, may employ its own counsel and control the defense of the Third Party Claim and the Indemnifying Party shall be liable for the reasonable fees, charges and disbursements of counsel employed by the Indemnified Party and the Indemnified Party shall be promptly reimbursed for any such fees, charges and disbursements, as and when incurred. Whether the Indemnifying Party or the Indemnified Party control the defense of any Third Party Claim, the parties hereto shall cooperate in the defense thereof. Such cooperation shall include the retention and provision to the counsel of the controlling party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Indemnifying Party shall have the right to settle, compromise or discharge a Third Party Claim (other than any such Third Party Claim in which criminal conduct is alleged) without the Indemnified Party's consent if such settlement, compromise or discharge (x) constitutes a complete and unconditional discharge and release of all Indemnified Parties, and (y) provides for no relief other than the payment of monetary damages and such monetary damages are paid in full by the Indemnifying Party, and in all other cases may not so settle without the prior written consent of the Indemnified Party.

                  (2) Claims by the Purchaser or Claims by the Seller. In the event the Indemnified Party should have a claim against the Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall promptly cause notice of such claim to be delivered to the Indemnifying Party. If the Indemnifying Party (i) does not notify the Indemnified Party within fifteen (15) calendar days after the Indemnified Party's notice that it disputes such claim or (ii) notifies the Indemnified Party that it does not dispute such claim, the amount of such claim shall be conclusively deemed as a liability of the Indemnifying Party under Section 7.1. If the Indemnifying Party has timely disputed its liability with respect to such claim, the parties will proceed in good faith to negotiate a resolution to such dispute, and if not resolved within twenty (20) business days, shall be resolved by confidential binding arbitration in accordance with the rules of the American Arbitration Association. The decision of the arbitrator shall be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator's decision in any court having jurisdiction.

8.       Miscellaneous.

         8.1 Broker's Fees. Each of the parties hereto represents and warrants that it has not taken and will not take any action that would cause any other party hereto to have any obligation or liability to any person for a finder's or broker's fee and agrees to indemnify the other parties hereto for breach of the foregoing representation and warranty.

         8.2 Expenses. Each party hereto shall pay its own expenses, including without limitation the reasonable fees and expenses of its, his or her counsel, incurred in connection with this Agreement and the transactions contemplated hereby.

         8.3 Bulk Sales Compliance. The Purchaser hereby waives compliance by Zach Bair with the provisions of the bulk sales law of any state that may be applicable to this transaction. In consideration of such waiver, Zach Bair, agree to defend and indemnify the Purchaser against and hold it harmless from any and all loss, liability, claims, damage or expense (including reasonable attorneys' fees) arising out of or resulting from such noncompliance, as provided in Section 7.

         8.4 Contents of Agreement; Amendment; Parties in Interest; Assignment; Etc. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof. There are no restrictions, promises, representations, warranties, covenants or undertakings other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties, including, without limitation, entered into by Zach Bair and the Purchaser. This Agreement may be amended, modified or supplemented only by written instrument duly executed by each of the parties hereto. All representations, warranties, covenants, terms and conditions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, legal representatives, successors and permitted assigns of the parties hereto. No party hereto shall assign this Agreement or any right, benefit or obligation hereunder to any other party without obtaining the prior written consent of the other party; provided, however, that (i) the Purchaser may assign its rights and benefits hereunder, including without limitation the benefit of any representation, warranty or covenant, to any affiliated entity and (ii) the Seller may, with notice to the Purchaser, assign its rights hereunder in whole or in part to Zach Bair. Any term or provision of this Agreement may be waived at any time by the party entitled to the benefit thereof by a written instrument duly executed by such party.

         8.5 Notices. All notices and other communications hereunder shall be in writing (including wire, telefax or similar writing) and shall be delivered, addressed, or telefaxed as follows:

         If to the Purchaser:

                  Immediatek, Inc.
                  2435 N. Central Expressway Suite 1200,
                  Richardson, TX   75080
                  Attn: Zach Bair, President and CEO

         with a required copy to (which copy shall not constitute notice):

                  Thomas C. Cook, Esq.
                  Thomas C. Cook & Associates, Ltd.
                  4955 South Durango, Suite 214
                  Las Vegas, Nevada 89113
                  Fax:    (702) 952-8521

         If to Zach Bair:

                  Zach Bair
                  2435 N. Central Expressway Suite 1200,
                  Richardson, TX   75080

Each such notice, request or other communication shall be given by hand delivery, by nationally recognized courier service or by telefax, receipt confirmed. Each such notice, request or communication shall be effective (i) if delivered by hand or by nationally recognized courier service, when delivered at the address specified in this Section 8.5 (or in accordance with the latest unrevoked written direction from such party); and (ii) if given by telefax, when such telefax is transmitted to the telefax number specified in this Section 8.5 (or in accordance with the latest unrevoked written direction from such party), and the appropriate confirmation is received.

         8.6 Severability. The invalidity of any provision of this Agreement or portion of a provision shall not affect the validity of any other provision of this Agreement or the remaining portion of the applicable provision.

         8.7 Governing Law. THIS AGREEMENT SHALL BE CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT REGARD TO ITS
PROVISIONS CONCERNING CONFLICTS OF LAWS.

         8.8 Public Announcements. Zach Bair shall not make any public statements, including without limitation, any press releases, with respect to this Agreement and the transactions contemplated hereby without the prior consent of the Purchaser, except as may be required by law.

         8.9 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be considered an original and all of which together shall constitute the same instrument. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.

         8.10 Incorporation of Exhibits and Schedules. The exhibits and schedules identified in this Agreement are incorporated herein by reference and made a part hereof. The term "Agreement" shall include all such exhibits, schedules, certificates, and writings.

         8.11 Rights of Third Parties. Nothing in this Agreement shall be construed as giving any person, firm, corporation, or other entity, other than the parties who are signatory hereto and their respective successors and permitted assigns, any right, remedy, or claim under or in respect of this Agreement or any provision hereof.

         IN WITNESS WHEREOF, this Asset Purchase Agreement has been executed by the parties hereto as of the day and year first written above.


                                   IMMEDIATEK, INC.
                                   Purchaser


                                   By: /s/ Zach Bair
                                      -----------------------------------------
                                   Name:   Zach Bair
                                   Title:  President and Chief Executive Officer


                                   Zach Bair
                                   Seller


                                   By: /s/ Zach Bair
                                      -----------------------------------------
                                   Name:   Zach Bair
                                           Individual


                                    20
2

                              SCHEDULE I

                               ASSETS


(1) Pilot-Jobs.com Website & Name, assets include website name/domain name, web application back-end, e-commerce functionality, logo and website, database, proprietary search and framework software, reporting software, navigation interface. (includes pilot-jobs.com domain name) . PilotJobs is the number one rated Pilot-oriented jobsite on the Internet (via search engine results).

(2) Client database. Includes over 1000 member companies who are looking to hire pilots and who regularly utilize the website.

(3) Pilot database. Includes over 3500 active aviation resumes, many of whom pay a monthly fee to be included and to search jobs
    (generates approximately $500 to $1500 per month)

                              SCHEDULE II


The undersigned hereby represents that Zach Bair has paid all liabilities and/or monies (the "Liabilities") on the Assets it intends to sell to Immediatek, Inc., pursuant to the Asset Purchase Agreement, dated March 19,
2003.   Further, Zach Bair will indemnify Immediatek, against any future direct or indirect liabilities with regards to the sales of these Assets his indebtedness, obligation (including, but not limited to, accounts payable, tax liability, expense, claim, loss, damage, deficiency, guaranty or endorsement of, related to, or arising out of in any manner whatsoever, whether absolute or contingent, accrued or unaccrued, due or to become due, liquidated or unliquidated

DATED:  March 17, 2003


Zach Bair


By: Zach Bair
    -------------------------
    Name:  Zach Bair

                               SCHEDULE III


                              BILL OF SALE

STATE OF TEXAS       )
                     )ss.
COUNTY OF DALLAS     )

KNOW ALL MEN BY THESE PRESENTS, that Zach Bair, an individual ("Seller") located at 2435 N. Central Expressway Suite 1200, Richardson, TX 75080 , for and in consideration of the sums set forth in that certain Asset Purchase Agreement dated March 17, 2003 (the "Agreement"), by and between Seller and Immediatek, Inc., a Nevada corporation ("Buyer"), the receipt and sufficiency of which are hereby acknowledged, has BARGAINED, SOLD, TRANSFERRED AND DELIVERED unto Buyer the assets more particularly described in Schedule I attached hereto and incorporated herein by reference for all purposes (the "Assets"). All defined terms used but not defined herein or in Schedule I shall have the same meaning as when used in the Agreement.

TO HAVE AND TO HOLD the Assets unto Buyer and its heirs, devisees, personal representatives, executors, administrators, successors, and assigns, forever, and Seller hereby covenants to and with Buyer and its heirs, devisees, personal representatives, executors, administrators, successors and assigns that Seller is the lawful owner of the Assets and has hereby transferred to Buyer good and marketable title to the Assets free and clear of all liens, mortgages, pledges, security interests, restrictions, prior assignments, encumbrances and any other similar claims and that Seller will warrant and defend the title to the Assets unto Buyer and its heirs, devisees, personal representatives, executors, administrators, successors, and assigns against every person whomsoever lawfully claiming, or to claim the same or any part thereof, by, through or under Seller, but not otherwise.

EXECUTED this 17th day of March, 2003.

IMMEDIATEK, INC.                              ZACH BAIR (Seller)
A Nevada Corporation (Purchaser)


By: /s/  Zach Bair                        By:  /s/ Zach Bair
   ---------------------------            ----------------------------
       Zach Bair                                  Zach Bair
Title: President and                              Individual
       Chief Executive Officer